UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Five Star Products, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

33831M107
(CUSIP Number)

Frank E. Lawatsch, Jr.
Day Pitney LLP
7 Times Square
New York, NY 10036
(212) 297-5830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2008
(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 33831M107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) National Patent Development Corporation I.D. No. 13-4005439

2.	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 10,619,078

	8.	Shared Voting Power 7,000,000

	9.	Sole Dispositive Power 10,619,078

	10.	Shared Dispositive Power 7,000,000

11.	Aggregate Amount Beneficially Owned by Reporting Person 17,619,078

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 74.9%

14.	Type of Reporting Person (See instructions) CO

CUSIP No. 33831M107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) JL Distributors, Inc. I.D. No. 13-3551964

2.	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

	8.	Shared Voting Power 7,000,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 7,000,000

11.	Aggregate Amount Beneficially Owned by Reporting Person 7,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.8%

14.	Type of Reporting Person (See instructions) CO

CUSIP No. 33831M107

This filing constitutes an amendment (“Amendment No. 5 ”) to the Schedule 13D, as amended to date (the “Schedule 13D”), filed by the National Patent Development Corporation, a Delaware corporation (“NPDC” or the “Reporting Person”).  Except as specifically amended by this Amendment No. 5 , the Schedule 13D remains in full force and effect.

Item 3.     Source and Amount of Funds or Other Consideration

The information in Item 3 of Schedule 13D is hereby amended to add the following disclosure:

On February 11 , 2008, NPDC paid $234,956 from its working capital to purchase 345,524 shares of the common stock, par value $0.01 per share (the “FS Common Stock”).  No borrowed funds were used for this purchase.

Item 4.      Purpose of Transaction

The information in Item 4 of Schedule 13D is hereby amended to provide the following with respect to the FS Common Stock:

The 345,524 shares of FS Common Stock acquired on February 11 , 2008 were acquired for investment purposes.

Item 5.     Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a)           The information contained in Items (11) and (13) of each of the cover pages is hereby incorporated by reference.

(b)           The information contained in Items (7) through (10) of each of the cover pages is hereby incorporated by reference.

(c)	Other than the transaction described herein, the Reporting Person has not effected any transactions in FS Common Stock since the Reporting Person’s last Schedule 13D/A was filed with the Securities and Exchange Commission on January 11, 2008.

(d)           Not applicable.

(e)           Not applicable.

Item 7.     Material to be Filed as Exhibits

       Item 7 of Schedule 13D is hereby amended to replace the description of Exhibit 1 with the following:

Exhibit 1
Joint Filing Agreement, dated January 11, 2008, between National Patent Development Corporation and JL Distributors, Inc. (incorporated by reference to the Reporting Person’s Schedule 13D/A, Amendment No. 4, filed on January 11, 2008)

CUSIP No. 33831M107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2008

NATIONAL PATENT DEVELOPMENT CORPORATION

By:	/s/ IRA J. SOBOTKO
Name: Ira J. Sobotko
Title: Vice President, Finance, Secretary and Treasurer

JL DISTRIBUTORS, INC.

By:	/s/ JOHN C. BELKNAP
Name: John C. Belknap
Title: President